 Trombly Business Law
  1320 Centre Street, Suite 202
        Newton, MA 02459
        Telephone (617) 243-0060
           Facsimile (617) 243-0066

Amy M. Trombly, Esq.                                                                                                                                        amy@tromblybusinesslaw.com

July 10, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:      Anita Karu, Esq.

Re:          FTS Group, Inc.
Registration Statement on Form SB-2
File No. 333-133749

Dear Ms. Karu:

I am securities counsel for FTS Group, Inc. (the “Company”).  I enclose for filing amendment 8 to the Registration Statement on Form SB-2 to respond to one oral comment received from Anita Karu from the staff of the Securities and Exchange Commission (the “Staff”).

Narrative to Summary Compensation Table

Employment Agreements for Each Named Executive Officer

Comment 1:      Please revise to describe whether the bonuses awarded to Mr. Gallagher and Mr. Rasmussen were awarded based on performance or subjective factors.

Response 1:     The Company has complied with the Staff’s comment on page 17.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

                Regards,

                                                                                                    /s/  Amy M. Trombly
Amy M. Trombly

cc: FTS Group, Inc.